Contact

www.linkedin.com/in/david-colleen-01618 (LinkedIn)
www.planet9.com (Company)

Top Skills

3D
Modeling
Software Development

Languages

English (Native or Bilingual)
French (Elementary)
Spanish (Elementary)

Certifications

Registered Architect

David Colleen

| CEO at SapientX | We're building the next generation of AI voice assistants using conversational characters to reinforce brands |
Santa Cruz, California, United States

Summary

David Colleen (CEO & Co-founder) is a serial AI and VR entrepreneur, architect and software designer. In 1995 he became one of the founders of VR on the Internet leading to his forming Planet 9 Studios. In 2007, David and his team began building what is now the SapientX conversational AI platform. SapientX is a third generation conversational AI platform made to be embedded in consumer products.

Experience

SapientX
CEO
April 2016 - Present (7 years 8 months)
Santa Cruz, California, United States

Planet 9 Studios
CEO
1991 - January 2018 (27 years)

Matterport
Business Development
January 2013 - May 2013 (5 months)
Mountain View

Education

Cornell University
Architecture, Business Administration and Management, General · (1976 - 1981)